MarketAxess Corporation

(A wholly-owned subsidiary of MarketAxess Holdings Inc.)

Financial Statements and
Supplementary Schedules
December 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MarketAxess Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Hudson Yards, 15th Floor
(No. and Street)

New York	New York	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER GEROSA 212-813-6343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Antonio L. DeLise, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MarketAxess Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

RON EDWARD STEINFELD
NOTARY PUBLIC, STATE OF NEW YORK
No. 02ST6363848
Qualified in New York County
My commission expires August 28, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Index
December 31, 2018



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of MarketAxess Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MarketAxess Corporation (the "Company") as of December 31, 2018, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us



Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 20, 2019

We have served as the Company's auditor since 2000.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$ 52,262,485
Deposit with clearing broker	500,000
Investments, at fair value	72,481,243
Accounts receivable, including accounts receivable from affiliates of $3,038,631, net of allowance of $80,434	53,025,705
Equipment, net of accumulated depreciation of $31,365,798	12,630,384
Software development costs, net of accumulated amortization of $66,628,913	16,314,672
Prepaid expenses and other assets	7,133,449
Total assets	**$ 214,347,938**

Liabilities and Shareholder's Equity

Liabilities

Accrued employee compensation	$ 23,821,112
Deferred revenue	1,922,659
Accounts payable and other liabilities, including accounts payable to affiliates of $11,303,334	14,971,008
Deferred tax liabilities, net	1,459,219
Total liabilities	**42,173,998**

Shareholder's Equity

Common stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Additional paid-in-capital	83,383,830
Retained earnings	88,790,100
Total shareholder's equity	**172,173,940**
Total liabilities and shareholder's equity	**$ 214,347,938**

The accompanying notes are an integral part of these financial statements.

MarketAxess Corporation
(A wholly owned subsidiary of MarketAxess Holdings Inc.)
Statement of Operations
Year Ended December 31, 2018

Revenues		
Commissions	$	353,488,041
Information services		10,375,008
Investment income		1,881,021
Other, including $1,713,314 from affiliates		3,597,284
Total revenues		369,341,354
Expenses		
Employee compensation and benefits		60,874,610
Service agreement fees to affiliates		46,917,496
Technology and communications		21,321,801
Depreciation and amortization		16,937,576
Marketing and advertising		9,236,571
General and administrative		6,314,241
Professional and consulting fees		6,137,908
Clearing costs		5,095,027
Occupancy		3,914,919
Total expenses		176,750,149
Income before provision for income taxes		192,591,205
Provision for income taxes		43,421,080
Net Income	$	149,170,125

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2018

| | Common Stock | | Additional Paid-in | Retained | Total Shareholder's |
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2017	1,000	$ 10	$ 83,383,830	$ 69,619,975	$ 153,003,815
Dividends paid to MarketAxess Holdings Inc.	—	—	—	(130,000,000)	(130,000,000)
Net income	—	—	—	149,170,125	149,170,125
Balance, December 31, 2018	1,000	$ 10	$ 83,383,830	$ 88,790,100	$ 172,173,940

The accompanying notes are an integral part of these financial statements.

5

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Statement of Cash Flows
Year Ended December 31, 2018

Cash flows from operating activities		
Net income	$	149,170,125
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		16,937,576
Deferred tax assets, net		773,407
Provision for bad debts		211,850
Other		208,263
Changes in operating assets and liabilities:		
(Increase) in accounts receivable		(6,612,583)
(Increase) in prepaid expenses and other assets		(528,139)
Decrease in trading investments		3,666,127
(Increase) in mutual funds held in rabbi trust		(463,239)
Increase in accrued employee compensation		1,506,850
Increase in deferred revenue		204,827
(Decrease) in accounts payable and other liabilities		(2,883,488)
Net cash provided by operating activities		**162,191,576**
Cash flows from investing activities		
Purchases of equipment		(10,533,248)
Capitalization of software development costs		(10,663,201)
Net cash (used in) investing activities		**(21,196,449)**
Cash flows from financing activities		
Dividends paid to MarketAxess Holdings Inc.		(130,000,000)
Net cash (used in) financing activities		**(130,000,000)**
Net increase in cash and cash equivalents		10,995,127
Cash and cash equivalents including restricted cash		
Beginning of year		41,767,358
End of year	$	**52,762,485**
Supplemental cash flow information		
Cash paid during the year for income taxes	$	491,462

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements
December 31, 2018

1. Organization and Principal Business Activity

MarketAxess Corporation ("the Company") was incorporated in the State of Delaware on September 12, 1997, and operates a leading electronic trading platform that enables fixed-income market participants to efficiently trade corporate bonds and other types of fixed-income instruments. The Company's multi-dealer trading platform allows its institutional investor clients to simultaneously request competing executable bids or offers from multiple broker-dealer clients and execute trades with the broker-dealer of their choice from among those that choose to respond. The Company's trading platform provides access to global liquidity in U.S. high-grade corporate bonds, emerging markets and high-yield bonds, European bonds, U.S. agency bonds, municipal bonds, credit default swaps and other fixed-income securities. Through its Open Trading™ protocols, the Company executes bond trades between and among institutional investor and broker-dealer clients in an all-to-all anonymous trading environment in which the Company acts as the matched principal counterparty. The Company provides fixed-income market data, analytics and compliance tools to assist clients with trading decisions. The Company is a wholly-owned subsidiary of MarketAxess Holdings Inc. (the "Parent"), which is a publicly traded enterprise listed on the NASDAQ Global Select Market under the symbol MKTX.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Accounting Pronouncements, Recently Adopted
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") requiring an entity to recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The standard also requires new disclosure concerning contracts with customers, including the significant judgments made when applying the guidance. The Company adopted ASU 2014-09 effective January 1, 2018 using the modified retrospective transition approach. The adoption of this guidance did not have a material impact on the Company's Financial Statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230)" ("ASU 2016-18") that clarifies how restricted cash and restricted cash equivalents should be presented in the statement of cash flows. The ASU requires entities to show the changes in the total of cash, cash equivalents and restricted cash in the Company's Statement of Cash Flows. The Company's adoption of ASU 2016-08 includes a change to our presentation of cash and cash equivalents in the Company's Statement of Cash Flows to include restricted cash balances maintained with the Company's clearing broker. While the adoption of this guidance resulted in a change in classification in the Statement of Cash Flows, it did not have any impact on the Company's financial position or results of operations. The adoption of this guidance required the revision of the beginning of year cash and cash equivalent balance on the Statement of Cash Flows to include a $500,000 deposit with the Company's clearing broker.

Accounting Pronouncements, Not Yet Adopted as of December 31, 2018
In February 2016, the FASB issued ASU 2016-02, "Leases" ("ASU 2016-02") requiring lessees to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. The Company adopted ASU 2016-02 effective January 1, 2019 using the modified retrospective transition approach. The adoption of this guidance did not have a material impact on the Company's Financial Statements.

Cash and Cash Equivalents
Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to its deposits

at this bank. The Company defines cash equivalents as short-term interest-bearing investments with maturities at the time of purchase of three months or less.

Investments, at Fair Value

Trading investments are recorded in the Statement of Financial Condition on the trade date and include investment grade corporate debt securities and U.S. Treasuries. Investments are carried at fair value, with realized and unrealized gains or losses included in other revenues in the Statement of Operations.

Fair Value Measurements

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). The Company's financial assets and liabilities measured at fair value on a recurring basis consist of its money market funds and trading securities. These financial instruments are short-term in nature and the carrying amount is reported on the Statement of Financial Condition at approximate fair value.

Allowance for Doubtful Accounts

All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments from its customers and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses in the Company's Statement of Operations.

Deposit with Clearing Broker

The deposit with a clearing broker consists of cash on deposit with a third-party clearing broker with whom the Company maintains a securities clearing agreement.

Depreciation

Equipment is carried at cost less accumulated depreciation. The Company uses the straight-line method of depreciation over three or five years.

Software Development Costs and Amortization

The Company capitalizes certain costs associated with the development of internal use software, including among other items, employee compensation and related benefits and third party consulting costs, at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 using the modified retrospective approach. The adoption of ASU 2014-09 did not have a material impact on the measurement or recognition of revenue in the current reporting period.

The Company's classification of revenues in the Statement of Operations represents revenues from contracts with customers disaggregated by type of revenue. The Company has three revenue streams as described below.

Commission revenue. The Company charges its broker-dealer clients variable transaction fees for trades executed on its platform and, under certain plans, distribution fees or monthly minimum fees to use the platform for a particular product area. Variable transaction fees are generally calculated as a percentage of the notional dollar volume of bonds traded on the platform and vary based on the type, size, yield and maturity of the bond traded. Under the Company's disclosed trading transaction fee plans, bonds that are more actively traded or that have shorter maturities generally generate lower commissions, while bonds that are less actively traded or that have longer maturities generally command higher commissions. Variable transaction fees, distribution fees and unused monthly fee commitments are invoiced and recorded on a monthly basis.

For trades that the Company executes between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller, the Company earns the commission through the difference in price between the two matched principal trades. Fee programs for certain products include distribution fees which are recognized monthly. The following table presents commission revenue by fee type for the year ended December 31, 2018:

Commission revenue by fee type

Variable transaction fees		
Disclosed trading	$	205,714,696
Open Trading - matched principal trading		55,263,777
Total variable transaction fees		260,978,473
Distribution fees and unused minimum fees		92,509,568
Total commissions	$	353,488,041

Information Services. Information services includes data licensed to the Company's broker-dealer clients, institutional investor clients and data-only subscribers. The nature and timing of each performance obligation may vary as these contracts are either subscription based services transferred over time or one-time services that are transferred at a point in time. Revenues for services transferred over time are recognized ratably over the contract period as the Company's performance obligation is met whereas revenues for services transferred at a point in time are recognized in the period the services are provided. Customers are generally billed monthly, quarterly, or annually; revenues billed in advance are deferred and recognized ratably over the contract period. The following table presents information services revenue by timing of recognition for the year ended December 31, 2018:

Information services revenue by timing of recognition

Services transferred over time	$	10,147,440
Services transferred at a point in time		227,568
Total information services revenues	$	10,375,008

Other revenues – Other revenues primarily includes revenue from telecommunications line charges to broker-dealer clients and revenues received for services provided to affiliates.

Contract liabilities consist of deferred information services revenue that the Company records when cash payments are received or due in advance of services to be performed. The revenue recognized from contract liabilities and the remaining balance is shown below:

	December 31, 2017	Payments received in advance of services to be performed	Revenue recognized for services performed during the period	December 31, 2018
Total deferred revenue	$ 1,717,832	$ 6,340,608	$ (6,135,781)	$ 1,922,659

The majority of the Company's contracts are short-term in nature with durations of less than one-year. For contracts extending beyond one year, the aggregate amount of the transaction price allocated to remaining performance obligations was $6,338,703 as of December 31, 2018. The Company expects to recognize revenue associated with the remaining performance obligations over the next 18 months.

Income Taxes
Income taxes are accounted for using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized against deferred tax assets if it is more likely than not that such assets will not be realized in future years. The Company recognizes interest and penalties related to unrecognized tax benefits in general and administrative expenses in the Statement of Operations.

On December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act ("SAB 118") to address the application of U.S. generally accepted accounting principles ("GAAP") related to the enactment of the Tax Cuts and Jobs Act (the "Tax Act"). SAB 118 allowed the Company to record a provisional amount when it did not have the necessary information available, prepared, or analyzed in reasonable detail to complete its accounting for the change in the tax law. The Company completed its analysis within the one-year measurement period in accordance with SAB 118.

The Company files consolidated federal and combined state and local income tax returns with its Parent and U.S. affiliates. Pursuant to a tax sharing agreement between the Company and the Parent, income tax expense recorded by the Company is determined on a separate company basis.

Stock-Based Compensation for Employees
The Company measures and recognizes compensation expense for all share-based payment awards based on their estimated fair values measured as of the grant date. These costs are recognized as an expense in the Statement of Operations over the requisite service period, which is typically the vesting period, with an offsetting liability to the Parent. The Company accounts for forfeitures as they occur.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Risk

The Company acts as a matched principal counterparty in connection with the Open Trading transactions that it executes between clients. The Company acts as an intermediary in these transactions by serving as counterparty to both the buyer and the seller in trades which then settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded.

The Company is exposed to credit and performance risks in its role as a matched principal trading counterparty to its Open Trading clients executing bond trades on its platform, including the risk that counterparties that owe the Company money or securities will not perform their obligations. These parties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. Adverse movements in the prices of securities that are the subject of these transactions can increase the Company's risk. Where the unmatched position or failure to deliver is prolonged, there may also be regulatory capital charges required to be taken by the Company. There can be no assurance that the policies and procedures the Company uses to manage this credit risk will effectively mitigate the credit risk exposure.

Cash and cash equivalents includes cash and money market instruments that are primarily maintained at one major global bank. Given this concentration, the Company is exposed to certain credit risk in relation to the Company's deposits at this bank. As of December 31, 2018, the Company had a cash balance that exceeded the Federal Deposit Insurance Corporation limit of $250,000.

3. Net Capital and Customer Protection Requirements

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2018, the Company had net capital of $72,373,662 which exceeded its required net capital of $2,594,301 by $69,779,361. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1.

The Company claims exemption from SEC Rule 15c3-3(k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

4. Fair Value Measurements

The following table summarizes the valuation of the Company's assets and liabilities measured at fair value as categorized based on the hierarchy described in Note 2:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 26,336,850	$ —	$ —	$26,336,850
Trading securities:				
Corporate debt	—	53,503,312	—	53,503,312
U.S. Treasuries	—	17,177,650	—	17,177,650
Mutual funds held in rabbi trust	—	1,800,281	—	1,800,281
Total	$ 26,336,850	$ 72,481,243	$ —	$98,818,093

Securities classified within Level 2 were valued using a market approach utilizing prices and other relevant information generated by market transactions involving comparable assets. The mutual funds held in a rabbi trust represent investments associated with the deferred cash incentive plan (see Note 11). There were no financial assets classified within Level 3 during the year ended December 31, 2018.

The following is a summary of the Company's investments:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Corporate debt	$ 53,881,415 $	8,073 $	(386,176)	$53,503,312
U.S. Treasuries	16,952,518	225,132	—	17,177,650
Mutual funds held in rabbi trust	1,917,542	—	(117,261)	1,800,281
Total investments	$ 72,751,475 $	233,205 $	(503,437)	$72,481,243

The following table summarizes the fair value of the Company's investments based upon the contractual maturities as of December 31, 2018:

Less than one year	$	34,521,063
Due in 1 - 5 years		37,960,180
Total	$	72,481,243

Proceeds from the sales and maturities of investments during the year ended December 31, 2018 were $50,235,111.

The following table provides fair values and unrealized losses on corporate debt investments and by the aging of the securities' continuous unrealized loss position as of December 31, 2018:

	Less than Twelve Months		Twelve Months or More		Total	
	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses	Estimated fair value	Gross unrealized losses
Corporate debt	$12,430,529 $	(72,481)	$36,007,117 $	(313,695)	$48,437,646 $	(386,176)

The trading gains and (losses) related to the Company's investments for the year ended December 31, 2018 are as follows:

Net (losses) recognized during the period on investments	$ (141,892)
Less: Net realized (losses) recognized during the period on investments	(41,692)
Unrealized net (losses) during the reporting period on investments still held at the reporting date	$ (100,200)

5. **Equipment**

Equipment is comprised of the following:

Software licenses, computer and related equipment	$	14,863,391
Office hardware		29,132,791
Accumulated depreciation		(31,365,798)
Total equipment, net	$	12,630,384

For the year ended December 31, 2018, depreciation expense was $7,604,691.

6. Software Development Costs

Software development costs are comprised of the following:

Software development costs	$ 82,943,585
Accumulated amortization	(66,628,913)
Total software development costs, net	$ 16,314,672

For the year ended December 31, 2018 software development costs totaling $10,663,201 were capitalized and amortization expense recognized was $9,332,885. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional and consulting fees in the Statement of Operations, respectively.

7. Income Taxes

The provision for income taxes consists of the following:

Current:	
Federal	$ 38,130,284
State and local	4,517,388
Total current provision	42,647,672
Deferred:	
Federal	731,117
State and local	42,291
Total deferred provision	773,408
Provision for income taxes	$ 43,421,080

The difference between the Company's reported provision for income taxes and the U.S. federal statutory rate of 21% is as follows:

U.S. federal tax at statutory rate	$ 40,444,153	21.0%
State and local taxes, net of federal benefit	3,637,733	1.9%
Excess tax benefits from stock-based compensation	(821,512)	(0.4%)
Other, net	160,706	0.1%
Provision for income taxes	$ 43,421,080	22.6%

The following is a summary of the Company's net deferred tax liabilities:

Net operating loss carryforwards	$ 602,961
Stock-based compensation	2,756,830
Other	418,856
Total deferred tax assets	3,778,647
Depreciation and amortization	(5,237,866)
Deferred tax liabilities, net	$ (1,459,219)

In 2001, the Company had an ownership change within the meaning of Section 382 of the Internal Revenue Code. As of December 31, 2018, the Company had restricted U.S. federal net operating loss carryforwards of $2,871,241, related to the ownership change, which begin to expire in 2021. The Company's net operating loss

carryforwards may be subject to additional annual limitations if there is a 50% or greater change in the Company's ownership, as determined over a rolling three-year period.

The Company or Parent files U.S. federal, state and local income tax returns. Income tax returns for U.S. Federal (through 2013), for New York City (through 2003) and State (through 2009) and Connecticut State (through 2003) tax returns have been audited. An examination of the Parent's New York State income tax returns for 2010 through 2015 is currently underway. The Company cannot estimate when the examination will conclude or the impact such examination will have on the Company's financial statements, if any.

There were no unrecognized tax benefits in 2018.

8.   Affiliate Transactions

The Company allocates total compensation costs for legal and compliance, finance and accounting, sales and marketing, IT and trade support and general management personnel to an affiliate. The allocated costs are based on an internal methodology and amounted to $313,964 for the year ended December 31, 2018. The amount due from the affiliate was $19,162 as of December 31, 2018 and is included in accounts receivable on the Statement of Financial Condition.

The Company incurred allocated expenses from the Parent including occupancy, utilities and office maintenance, audit, insurance and depreciation and amortization of leasehold improvements and furniture and fixtures based on an internal methodology. The allocated costs were $7,100,884 for the year ended December 31, 2018. The amount due to the Parent was $11,303,334 and is primarily comprised of federal and income state taxes payable to the Parent as of December 31, 2018 and is included in accounts payable and other liabilities on the Statement of Financial Condition. The amount due from the Parent was $3,038,631 and is included in accounts receivable on the Statement of Financial Condition.

The Company allocates charges for shared resources to an affiliate. The amount due from this affiliate was $974,257 as of December 31, 2018 and is included in accounts receivable on the Statement of Financial Condition. The amount due to this affiliate was $178,093 as of December 31, 2018 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

Pursuant to an intermediary services agreement with an affiliate, the Company provides access to its trading platform for certain users located in Canada. In addition, the Company provides sales and customer support, legal and compliance and finance and accounting services to this affiliate. The Company charges the affiliate transaction fees for these services. The transaction fees amounted to $1,713,314 and are included in other revenues from affiliates in the Statement of Operations for the year ended December 31, 2018. The amount due to this affiliate was $138,463 as of December 31, 2018 and is included in accounts payable and other liabilities on the Statement of Financial Condition. The amount due from this affiliate was $136,436 as of December 31, 2018 and is included in accounts receivable on the Statement of Financial Condition.

The Company provides support for an overseas affiliate that operates a trading platform for certain users principally located in Europe and Asia. The Company also provides marketing, legal and compliance and finance and accounting services to this affiliate. This affiliate provides intermediary services to the Company for sales and customer support for clients in the region that trade U.S. products. The net costs charged to the Company by this affiliate amounted to $45,231,790 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2018. The amount due to this affiliate was $9,651,161 as of December 31, 2018 and is included in accounts payable and other liabilities on the Statement of Financial Condition. The amount due from this affiliate was $758,304 as of December 31, 2018 and is included in accounts receivable on the Statement of Financial Condition.

An affiliate provides the Company with trade matching, regulatory transaction reporting and market data services. The related costs charged to the Company by this affiliate amounted to $998,591. This amount is offset by charges of $429,160 for IT services and related infrastructure support that the Company provides to this affiliate, at cost. These amounts are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2018. The amount due to this affiliate was $154,935 as of December 31, 2018 and is included in accounts payables and other liabilities on the Statement of Financial Condition. The amount due from this affiliate was $43,240 and is included in accounts receivable on the Statement of Financial Condition.

An affiliate provides sales and customer support to the Company for certain clients located in Latin America. The related costs charged to the Company by this affiliate amounted to $1,116,275 and are included in service agreement fees to affiliates in the Statement of Operations for the year ended December 31, 2018. The amount due to this affiliate was $95,016 as of December 31, 2018 and is included in accounts payable and other liabilities on the Statement of Financial Condition.

The Company allocates charges for allocated resources to an affiliate in Singapore. The amount due from this affiliate was $179,466 as of December 31, 2018 and is included in accounts receivable on the Statement of Financial Condition.

9.   Stock-based Compensation Plans

The Company's employees participate in the stock incentive plan of the Parent. Stock compensation expense related to restricted stock and stock options was $7,164,786 and is included in employee compensation and benefits in the Statement of Operations.

Stock Options

The exercise price of each option granted is equal to the market price of the Parent's common stock on the date of grant. Generally, option grants have provided for vesting over a three or five-year period. Options generally expire in six or ten years from the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model ("Black-Scholes"). The determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Parent's stock price as well as assumptions regarding a number of highly complex and subjective variables, including the expected stock price volatility over the term of the awards, the risk-free interest rate, the expected dividend yield rate and the expected term. Expected volatilities are based on historical volatility of the Parent's stock. The risk-free interest rate is based on U.S. Treasury securities with a maturity value approximating the expected term of the option. The dividend yield rate is based on the expected annual dividends to be paid divided by the expected stock price. The expected term represents the period of time that options granted are expected to be outstanding based on actual and projected employee stock option exercise behavior.

The weighted-average fair value for options granted during 2018 was $56.11. The following table represents the assumptions used for Black-Scholes to determine the per share weighted-average fair value for options granted for the year ended December 31, 2018:

Expected life (years)	5.00
Risk-free interest rate	2.2%
Expected volatility	26.9%
Expected dividend yield	0.8%

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Notes to Financial Statements
December 31, 2018

The following table reports stock option activity for the year ended December 31, 2018 and the intrinsic value as of December 31, 2018:

	Number of Shares	Weighted Average Exercise Price ($)	Remaining Contractual Term	Intrinsic Value ($)
Outstanding at December 31, 2017	97,908 $	113.87		
Granted	3,656	203.72		
Cancelled	(305)	114.61		
Exercised	(6,468)	72.31		$ 908,377
Outstanding at December 31, 2018	94,791	120.11	3.4	8,644,642
Exercisable at December 31, 2018	10,803	134.66	3.8	828,007

The intrinsic value is the amount by which the closing price of the Parent's common stock on December 31, 2018 of $211.31 or the price on the day of exercise exceeds the exercise price of the stock options multiplied by the number of shares. As of December 31, 2018, there was $1,777,364 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted-average period of 1.8 years.

Restricted Stock and Performance Shares

Restricted stock generally vests over a three or five-year period. Compensation expense is measured at the grant date and recognized ratably over the vesting period. Annual performance share awards are granted to certain officers and senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Parent of pre-tax operating income, as defined. The pay-out ranges from zero to 150% of the performance share award. For each performance share earned, a participant is awarded an equal number of shares of restricted stock. Any restricted stock awarded to a participant vests and ceases to be restricted stock in two equal installments on each of the second and third anniversaries of the date of grant of the applicable performance share award. Compensation expense for performance shares is measured at the grant date and recognized on a graded basis over the vesting period.

The following table reports performance share activity for annual awards for the year ended December 31, 2018:

Share pay-out at plan		2,835
Actual share pay out in the following year		2,835
Weighted average fair value per share on grant date	$	202.04

In January 2016, the Company granted 26,576 multi-year performance shares to certain officers and senior managers. Each performance share award is earned or forfeited based on the level of achievement by the Company of aggregate operating income over the three-year period beginning January 1, 2016. The pay-out ranges from zero to 150% of the performance award value. Any restricted stock awarded will vest 50% on January 31, 2020 and 50% on January 31, 2021. The fair value per share of the awards on the grant date was $103.30. The estimated share payout as of December 31, 2018 was 106.0%.

The following table reports restricted stock and performance share activity during the year ended December 31, 2018:

	Number of Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2017	113,695	$ 155.73
Transfer of employees from affiliate	75	
Granted	31,946	
Performance share pay-out	1,981	
Forfeited	(1,405)	
Vested	(55,099)	
Outstanding at December 31, 2018	91,193	$ 153.78

As of December 31, 2018, there was $9,665,063 of total unrecognized compensation expense related to non-vested restricted stock and performance shares. That cost is expected to be recognized over a weighted-average period of 1.7 years.

Employee Stock Purchase Plan

The Parent offers a non-qualified employee stock purchase plan for non-executive employees. Under the plan, participants are granted the right to purchase shares of the Parent's common stock based on the fair market value on the last day of the six-month offering period. On the purchase date, the Parent will grant to the participants a number of shares of common stock equal to 20% of the aggregate shares purchased by the participant. These matching shares vest over a one-year period. The Parent issued 846 matching shares in connection with the plan for the year ended December 31, 2018.

10. Commitments and Contingencies

Credit Agreement

In October 2015, the Parent entered into a two-year amended and restated credit agreement (the "Credit Agreement") that provided for revolving loans and letters of credit up to an aggregate of $100,000,000. The Parent amended the Credit Agreement in October 2017 and extended the maturity date to October 2018. The amended Credit Agreement also provided for two additional one-year extension options and modified certain borrowing terms and covenants. In October 2018, the Parent exercised its first option to extend the maturity date to October 2019. Subject to satisfaction of certain specified conditions, the Parent is permitted to upsize the borrowing capacity under the Credit Agreement by an additional $50,000,000. As of December 31, 2018, the Parent had $1,737,833 in letters of credit outstanding and $98,262,167 in available borrowing capacity under the Credit Agreement. The Parent's borrowings under the Credit Agreement are collateralized by first priority pledges (subject to permitted liens) of substantially all of the Parent's personal property assets, including the equity interest of the Parent in the Company.

Other

The Company executes certain bond transactions between and among institutional investor and broker-dealer clients on a matched principal basis by serving as counterparty to both the buyer and the seller in trades which settle through a third-party clearing broker. Settlement typically occurs within one to two trading days after the trade date. Cash settlement of the transaction occurs upon receipt or delivery of the underlying instrument that was traded. Under a securities clearing agreement with a third-party clearing broker, the Company maintains a collateral deposit with the clearing broker in the form of cash. As of December 31, 2018 the deposit with clearing broker was $500,000 and is disclosed in the Statement of Cash Flows as restricted cash. The Company is exposed

to credit risk in the event a counterparty does not fulfill its obligation to complete a transaction or if there is a miscommunication or other error in executing a matched principal transaction. Pursuant to the terms of the securities clearing agreement, the clearing broker has the right to charge the Company for any losses they suffer resulting from a counterparty's failure on any of the Company's trades. The Company did not record any liabilities or losses with regard to this right for the year ended December 31, 2018.

11.   Retirement and Deferred Compensation Plans

The Parent offers the Company's employees the opportunity to participate in a defined contribution 401(k) plan (the "401(k) Plan"). Participation in the 401(k) Plan is available to all full time employees of the Company. The Company made $1,467,686 in matching contributions to the 401(k) Plan for the year ended December 31, 2018.

The Parent offers a non-qualified deferred cash incentive plan to certain officers and other employees. Under the plan, eligible employees may defer up to 100% of their annual cash incentive pay. The Parent has elected to fund its deferred compensation obligations through a rabbi trust. The rabbi trust is subject to creditor claims in the event of insolvency but such assets are not available for general corporate purposes. Assets held in the rabbi trust are invested in mutual funds, as selected by the participants, which are designated as trading securities and carried at fair value. As of December 31, 2018, the fair value of the mutual fund investments and deferred compensation obligation were $1,800,281. Changes in the fair value of securities held in the rabbi trust are recognized as trading gains and losses and included in other revenues and offsetting increases or decreases in the deferred compensation obligation are recorded in employee compensation and benefits. For the year ended December 31, 2018, the trading losses were $117,261 with the offsetting impact included in compensation and benefits.

12.   Subsequent Events

The Company evaluated whether any other events or transactions occurred subsequent to the date of the Statement of Financial Condition until February 20, 2019, and determined that there were no additional material events or transactions that would require recognition or disclosure in these financial statements.

MarketAxess Corporation
(A wholly-owned subsidiary of MarketAxess Holdings Inc.)
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018 **Supplementary Schedule I**

Net Capital		
Total shareholder's equity	$	172,173,940
Deductions		
Nonallowable assets		
Mutual funds held in rabbi trust, at fair value		1,800,281
Accounts receivable, net		53,025,705
Equipment, net		12,630,384
Software development costs, net		16,314,672
Prepaid expenses and other assets		7,133,449
Net Capital before haircuts on securities positions		81,269,449
Haircut on money market funds included in cash and cash equivalents and corporate debt		(8,895,787)
Net capital		**72,373,662**
Required net capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)		2,594,301
Excess net capital	**$**	**69,779,361**
Aggregate indebtedness	$	38,914,495
Ratio of aggregate indebtedness to net capital		**0.54 to 1**

There are no material differences between the calculation above and the Company's unaudited amended FOCUS Report as of December 31, 2018 as filed on February 19, 2019.